SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                         The Greenbrier Companies, Inc.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    393657101
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2008 by the Reporting Persons (the "Initial 13D") with respect to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by adding the following:

     Representatives of the Reporting Persons and representatives of the Issuer have had several discussions concerning the possibility of a business combination. However, as a result of certain unresolved issues which were discussed, the parties are not at this time pursuing further discussions regarding a business combination.

     The Reporting Persons may at any time dispose of all or some of the Shares of the Issuer owned by them in the open market or in private transactions. However, the Reporting Persons reserve the right, should they determine to do so, to continue to hold such Shares and/or to acquire additional shares in the open market or otherwise.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2008


ARI LONGTRAIN INC.

         By:  /s/ Vincent J. Intrieri
              -----------------------
              Name: Vincent J. Intrieri
              Title: Treaurer

AMERICAN RAILCAR INDUSTRIES, INC.

         By:  /s/ James J. Unger
              ------------------
              Name: James J. Unger
              Title: Chief Executive Officer

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

MODAL LLC

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




  [Signature Page of Schedule 13D, Amendment 1 - The Greenbrier Companies Inc.]